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                            February 12, 2024

       Bryan Hughes
       Chief Financial Officer
       Winnebago Industries, Inc.
       13200 Pioneer Trail
       Eden Prairie, MN 55347

                                                        Re: Winnebago
Industries, Inc.
                                                            Form 10-K for
Fiscal Year Ended August 26, 2023
                                                            Forms 8-K filed
October 18, 2023 and December 20, 2023
                                                            File No. 001-06403

       Dear Bryan Hughes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Forms 8-K filed on October 18, 2023 and December 20, 2023

       Exhibit 99.1
       Non-GAAP Reconciliation, page 12

   1. We note you present a non-GAAP financial measure you identify as Adjusted diluted income per share. We
also note this non-GAAP financial measure includes an
                                                        adjustment that
represents the dilution of your convertible notes, which is economically offset by a call spread
overlay that was put in place upon issuance, since as a result of your adoption of ASU
2020-06, the convertible notes are now assumed to be converted into common stock at
the beginning of the reporting period, and interest expense is excluded, both of which
impact the calculation of GAAP diluted earnings per share. It is not clear to us why you
believe this adjustment is appropriate since it appears this adjustment essentially
results in a measure that disregards your required adoption of ASU
                                                        2020-06 and the related
requirements. Please more fully explain to us how you determined this adjustment is
appropriate and specifically address how you considered Question
                                                        100.04 of the Division
of Corporation Finance   s Compliance & Disclosure Interpretations
 Bryan Hughes
Winnebago Industries, Inc.
February 12, 2024
Page 2
         on Non-GAAP Financial Measures in making your determination.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameBryan Hughes                            Sincerely,
Comapany NameWinnebago Industries, Inc.
                                                          Division of
Corporation Finance
February 12, 2024 Page 2                                  Office of
Manufacturing
FirstName LastName